# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aeon Acquisition I Corp., CIK 0002082526
CUSIP: G0R30P102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 66 WEST FLAGLER STREET, SUITE 900, MIAMI, Florida (FL), 33103
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002077091

## Reporting persons
- Aeon Acquisition Partners I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,373,215; shared voting power 0; sole dispositive power 6,373,215; shared dispositive power 0; aggregate amount beneficially owned 6,373,215 (30.72% of the class)
  Comment: Aeon Acquisition Partners I LLC (the "Sponsor"), is the beneficial owner of the 6,373,215 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 262,500 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 6,110,715 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Units and Restricted Share Purchase Agreement, dated June 2, 2026, by and between the Sponsor and Aeon Acquisition I Corp. (the "Issuer") which also included 590,625 Class A Ordinary Shares subject to certain restrictions until the consummation of the Issuer's initial business combination (the "Restricted Class A Ordinary Shares"), 262,500 warrants (the "Class A Warrants") exercisable into 262,500 Class A Ordinary Shares (the "Class A Warrant Shares") and 262,500 rights to acquire one-fourth of one Class A Ordinary Share (the "Class A Rights"). Each Private Unit consists of one Class A Ordinary Share, one redeemable warrant and one right to acquire one-fourth of one Class A Ordinary Share, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. The Class A Ordinary Shares reported in Items 5, 7 and 9 excludes the Restricted Class A Ordinary Shares as they do not vest within 60 days, the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable and the Class A Rights as the holder is not presently entitled to receive shares. If the business combination has not been consummated within the applicable time period specified in the Issuer's Second Amended and Restated Memorandum and Articles of Association, the Restricted Class A Ordinary Shares, the Class A Warrants and the Class A Rights shall expire and shall be worthless. The address for the Sponsor is 66 West Flagler Street, Suite 900, Miami, Florida 33130.
- Mallios Demetrios: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,373,215; sole dispositive power 0; shared dispositive power 6,373,215; aggregate amount beneficially owned 6,373,215 (30.72% of the class)
  Comment: Aeon Acquisition Partners I LLC (the "Sponsor"), is the beneficial owner of the 6,373,215 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 262,500 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 6,110,715 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Units and Restricted Share Purchase Agreement, dated June 2, 2026, by and between the Sponsor and Aeon Acquisition I Corp. (the "Issuer") which also included 590,625 Class A Ordinary Shares subject to certain restrictions until the consummation of the Issuer's initial business combination (the "Restricted Class A Ordinary Shares"), 262,500 warrants (the "Class A Warrants") exercisable into 262,500 Class A Ordinary Shares (the "Class A Warrant Shares") and 262,500 rights to acquire one-fourth of one Class A Ordinary Share (the "Class A Rights"). Each Private Unit consists of one Class A Ordinary Share, one redeemable warrant and one right to acquire one-fourth of one Class A Ordinary Share, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. The Class A Ordinary Shares reported in Items 5, 7 and 9 excludes the Restricted Class A Ordinary Shares as they do not vest within 60 days, the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable and the Class A Rights as the holder is not presently entitled to receive shares. If the business combination has not been consummated within the applicable time period specified in the Issuer's Second Amended and Restated Memorandum and Articles of Association, the Restricted Class A Ordinary Shares, the Class A Warrants and the Class A Rights shall expire and shall be worthless. The address for the Sponsor is 66 West Flagler Street, Suite 900, Miami, Florida 33130. The Sponsor is managed by its managing members, Demetrios Mallios and Alan D. Lewis. By virtue of their shared control of our Sponsor, Demetrios Mallios and Alan D. Lewis may be deemed to have beneficial ownership of the shares held directly by the Sponsor. Mr. Mallios disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.
- Lewis Alan D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,373,215; sole dispositive power 0; shared dispositive power 6,373,215; aggregate amount beneficially owned 6,373,215 (30.72% of the class)
  Comment: Aeon Acquisition Partners I LLC (the "Sponsor"), is the beneficial owner of the 6,373,215 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 262,500 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 6,110,715 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Units and Restricted Share Purchase Agreement, dated June 2, 2026, by and between the Sponsor and Aeon Acquisition I Corp. (the "Issuer") which also included 590,625 Class A Ordinary Shares subject to certain restrictions until the consummation of the Issuer's initial business combination (the "Restricted Class A Ordinary Shares"), 262,500 warrants (the "Class A Warrants") exercisable into 262,500 Class A Ordinary Shares (the "Class A Warrant Shares") and 262,500 rights to acquire one-fourth of one Class A Ordinary Share (the "Class A Rights"). Each Private Unit consists of one Class A Ordinary Share, one redeemable warrant and one right to acquire one-fourth of one Class A Ordinary Share, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. The Class A Ordinary Shares reported in Items 5, 7 and 9 excludes the Restricted Class A Ordinary Shares as they do not vest within 60 days, the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable and the Class A Rights as the holder is not presently entitled to receive shares. If the business combination has not been consummated within the applicable time period specified in the Issuer's Second Amended and Restated Memorandum and Articles of Association, the Restricted Class A Ordinary Shares, the Class A Warrants and the Class A Rights shall expire and shall be worthless. The address for the Sponsor is 66 West Flagler Street, Suite 900, Miami, Florida 33130. The Sponsor is managed by its managing members, Demetrios Mallios and Alan D. Lewis. By virtue of their shared control of our Sponsor, Demetrios Mallios and Alan D. Lewis may be deemed to have beneficial ownership of the shares held directly by the Sponsor. Mr. Lewis disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Aeon Acquisition I Corp.
Address of issuer's principal executive offices: 66 West Flagler Street, Suite 900, Miami, Florida 33130

## Item 2. Person Filing
Name of person filing: (i) Aeon Acquisition Partners I LLC (the "Sponsor"), (ii) Demetrios Mallios, and (iii) Alan D. Lewis. The Sponsor, Demetrios Mallios and Alan D. Lewis have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor, Demetrios Mallios and Alan D. Lewis have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor, Demetrios Mallios and Alan D. Lewis are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: 66 West Flagler Street, Suite 900, Miami, Florida 33130
Citizenship: (i) Aeon Acquisition Partners I LLC - Delaware limited liability company (ii) Demetrios Mallios - TO BE CONFIRMED and (iii) Alan D. Lewis - TO BE CONFIRMED.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Aeon Acquisition Partners I LLC (the "Sponsor"), is the beneficial owner of the 6,373,215 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 262,500 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 6,110,715 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Units and Restricted Share Purchase Agreement, dated June 2, 2026, by and between the Sponsor and Aeon Acquisition I Corp. (the "Issuer") which also included 590,625 Class A Ordinary Shares subject to certain restrictions until the consummation of the Issuer's initial business combination (the "Restricted Class A Ordinary Shares"), 262,500 warrants (the "Class A Warrants") exercisable into 262,500 Class A Ordinary Shares (the "Class A Warrant Shares") and 262,500 rights to acquire one-fourth of one Class A Ordinary Share (the "Class A Rights"). Each Private Unit consists of one Class A Ordinary Share, one redeemable warrant and one right to acquire one-fourth of one Class A Ordinary Share, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. The Class A Ordinary Shares reported in Items 5, 7 and 9 excludes the Restricted Class A Ordinary Shares as they do not vest within 60 days, the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable and the Class A Rights as the holder is not presently entitled to receive shares. If the business combination has not been consummated within the applicable time period specified in the Issuer's Second Amended and Restated Memorandum and Articles of Association, the Restricted Class A Ordinary Shares, the Class A Warrants and the Class A Rights shall expire and shall be worthless. The address for the Sponsor is 66 West Flagler Street, Suite 900, Miami, Florida 33130.
Percent of class: 30.72% (based on 20,748,215 Ordinary Shares outstanding as of June 5, 2026).
Sole power to vote or to direct the vote:
Aeon Acquisition Partners I LLC: 6,373,215. Explanation: The Sponsor is the beneficial owner of the 6,373,215 Ordinary Shares reported in Items 5, 7 and 9 consisting of (a) 262,500 Class A Ordinary Shares and (b) 6,110,715 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The Class A Ordinary Shares are included in the Private Units acquired pursuant to a Private Placement Units and Restricted Share Purchase Agreement, dated June 2, 2026, by and between the Sponsor and the Issuer which also included 590,625 Restricted Class A Ordinary Shares, 262,500 Class A Warrants exercisable into 262,500 Class A Warrant Shares and 262,500 rights to acquire one-fourth of one Class A Ordinary Share. Each Private Unit consists of one Class A Ordinary Share, one redeemable warrant and one right to acquire one-fourth of one Class A Ordinary Share, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. The Class A Ordinary Shares reported in Items 5, 7 and 9 excludes the Restricted Class A Ordinary Shares as they do not vest within 60 days, the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable and the Class A Rights as the holder is not presently entitled to receive shares. If the business combination has not been consummated within the applicable time period specified in the Issuer's Second Amended and Restated Memorandum and Articles of Association, the Restricted Class A Ordinary Shares, the Class A Warrants and the Class A Rights shall expire and shall be worthless.

Demetrios Mallios: 0

Alan D. Lewis: 0
Shared power to vote or to direct the vote:
Aeon Acquisition Partners I LLC: 0

Demetrios Mallios: 6,373,215. Explanation: The Sponsor is the beneficial owner of the 6,373,215 Ordinary Shares reported in Items 5, 7 and 9 consisting of (a) 262,500 Class A Ordinary Shares and (b) 6,110,715 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The Class A Ordinary Shares are included in the Private Units acquired pursuant to a Private Placement Units and Restricted Share Purchase Agreement, dated June 2, 2026, by and between the Sponsor and the Issuer which also included 590,625 Restricted Class A Ordinary Shares, 262,500 Class A Warrants exercisable into 262,500 Class A Warrant Shares and 262,500 rights to acquire one-fourth of one Class A Ordinary Share. Each Private Unit consists of one Class A Ordinary Share, one redeemable warrant and one right to acquire one-fourth of one Class A Ordinary Share, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. The Class A Ordinary Shares reported in Items 5, 7 and 9 excludes the Restricted Class A Ordinary Shares as they do not vest within 60 days, the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable and the Class A Rights as the holder is not presently entitled to receive shares. If the business combination has not been consummated within the applicable time period specified in the Issuer's Second Amended and Restated Memorandum and Articles of Association, the Restricted Class A Ordinary Shares, the Class A Warrants and the Class A Rights shall expire and shall be worthless. The Sponsor is managed by its managing members, Demetrios Mallios and Alan D. Lewis. By virtue of their shared control of our Sponsor, Demetrios Mallios and Alan D. Lewis may be deemed to have beneficial ownership of the shares held directly by the Sponsor. Mr. Mallios disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.

Alan D. Lewis: 6,373,215. Explanation: The Sponsor is the beneficial owner of the 6,373,215 Ordinary Shares reported in Items 5, 7 and 9 consisting of (a) 262,500 Class A Ordinary Shares and (b) 6,110,715 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The Class A Ordinary Shares are included in the Private Units acquired pursuant to a Private Placement Units and Restricted Share Purchase Agreement, dated June 2, 2026, by and between the Sponsor and the Issuer which also included 590,625 Restricted Class A Ordinary Shares, 262,500 Class A Warrants exercisable into 262,500 Class A Warrant Shares and 262,500 rights to acquire one-fourth of one Class A Ordinary Share. Each Private Unit consists of one Class A Ordinary Share, one redeemable warrant and one right to acquire one-fourth of one Class A Ordinary Share, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. The Class A Ordinary Shares reported in Items 5, 7 and 9 excludes the Restricted Class A Ordinary Shares as they do not vest within 60 days, the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable and the Class A Rights as the holder is not presently entitled to receive shares. If the business combination has not been consummated within the applicable time period specified in the Issuer's Second Amended and Restated Memorandum and Articles of Association, the Restricted Class A Ordinary Shares, the Class A Warrants and the Class A Rights shall expire and shall be worthless. The Sponsor is managed by its managing members, Demetrios Mallios and Alan D. Lewis. By virtue of their shared control of our Sponsor, Demetrios Mallios and Alan D. Lewis may be deemed to have beneficial ownership of the shares held directly by the Sponsor. Mr. Lewis disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.
Sole power to dispose or to direct the disposition:
Aeon Acquisition Partners I LLC: 6,373,215

Demetrios Mallios: 0

Alan D. Lewis: 0
Shared power to dispose or to direct the disposition:
Aeon Acquisition Partners I LLC: 0

Demetrios Mallios: 6,373,215

Alan D. Lewis: 6,373,215

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- Aeon Acquisition Partners I LLC: /s/ Demetrios Mallios, Demetrios Mallios, Managing Member (08/14/2026)
- Aeon Acquisition Partners I LLC: /s/ Alan D. Lewis, Alan D. Lewis, Managing Member (08/14/2026)
- Mallios Demetrios: /s/ Demetrios Mallios, Demetrios Mallios (08/14/2026)
- Lewis Alan D.: /s/ Alan D. Lewis, Alan D. Lewis (08/14/2026)